EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Income from continuing operations before tax	$(11,785)	$193,092	$(55,840)	$435,760
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	491	(302)	1,764	(1,611)
Amortization of capitalized interest	1,202	472	2,525	1,363
Interest expense	10,319	11,003	27,188	33,375
Interest portion of rental expense	2,319	1,855	6,660	5,507

Earnings	$2,546	$206,120	$(17,703)	$474,394

Interest	$10,581	$11,632	$28,656	$35,851
Interest portion of rental expense	2,319	1,855	6,660	5,507
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	—	—	—	—

Fixed Charges	$12,900	$13,487	$35,316	$41,358

Ratio of Earnings to Fixed Charges	0.20	15.28	(0.50)	11.47